

April 13, 2015

<u>Via E-mail</u>
Enzo Taddei
Chief Executive Officer
Global Equity International, Inc.
X3 Jumeirah Bay, Office 3305
Jumeirah Lake Towers, Dubai, UAE

> **Re:** **Global Equity International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed on April 10, 2015**
> **File No. 000-54557**

Dear Mr. Taddei:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 4.02 Form 8-K filed April 10, 2015</u>

1. Please amend your filing to address the following:

    a. Describe the error(s) that caused your accountants to advise you to place non-reliance on your previously issued financial statements, and quantify the impact of such error(s);

    b. State whether your audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing.

2. Please file a copy of the independent accountant letter in an amended Form 8-K no later than two business days after you receive such letter.

3. We note that you intend to file restated financial statements. Please tell us how, and when, you will file such amended financial statements.

4. Please tell us how you determined the currently unidentified errors in your previously filed interim reports on Forms 10-Q did not affect, and are in no way reflected in your operating or financial results for the year ended December 31, 2013. Provide to us information supporting the basis for your conclusion.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions.

Sincerely,

/s/ Shannon Sobotka
Staff Accountant